650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 28, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Jason Niethamer, Senior Staff Accountant
Christine Davis, Assistant Chief Accountant
Mark Shuman, Legal Branch Chief
Ryan Houseal, Staff Attorney

	Re:	Limelight Networks, Inc. Form 10-K For Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Commission File Number 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 6, 2009 (the “Letter”) relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2008.

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Letter and is also repeated prior to the applicable response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (Incorporated by Reference from Definitive Proxy Statement Filed April 27, 2009)

Item 11. Executive Compensation

Base Salary, page 18

Comment 1. We refer to your response to our prior comment 7. Please provide clarification regarding the nature of the qualitative contributions or elements of performance that were evaluated or considered in setting each element of compensation.

Response: The Company respectfully refers the Staff to page 18 of the Company’s Definitive Proxy Statement filed on April 27, 2009 (the “Proxy Statement”), which provides that, “In setting base salary changes, management and the Compensation Committee considers each named executive officer’s experience, skills, knowledge, responsibilities and performance and Limelight’s performance as a whole.”

AUSTIN        NEW YORK        PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE         SHANGHAI        WASHINGTON, D.C.

Securities and Exchange Commission

October 28, 2009

These qualitative elements of personal performance are considered as a factor in setting each named executive officer’s base salary and equity based incentive awards. There is no specific weight given to any one element of personal performance nor are there particular metrics associated with any one element of personal performance. Rather than measuring each named executive officer’s personal performance against formal personal performance goals or elements, the Company relies on the Chief Executive Officer’s subjective evaluation of each named executive officer’s personal performance and the Compensation Committee’s experience and knowledge regarding compensation matters to evaluate the personal performance of the named executive officers and to determine appropriate compensation for such officers.

Long -Term Incentive Program, page 19

Comment 2. We refer to your response to our prior comment 11 relating to your stock option/restricted stock unit exchange program and note your statement that the exchange ratio used in the exchange offer was based on an approximate value neutral exchange ratio in the aggregate, determined by using fair value models provided by a third party consultant. Please briefly describe the fair value models and how they resulted in the exchange ratio used in the stock option/restricted stock unit exchange program. See Item 402(b)(1)(vi) of Regulation S-K.

Response: The Company supplementally informs the Staff that it engaged a third party consultant to provide guidance to the Compensation Committee in determining the value of outstanding stock options with exercise prices higher than the market price of the Company’s common stock and the exchange ratio in the stock option/restricted stock unit exchange program. In providing the information to the third party consultant, the Compensation Committee directed that option grants to the Company’s Chief Executive Officer and Chief Financial Officer not be included. The Company supplementally informs the Staff that the determination of excluding the named executive officers (other than the Company’s Chief Executive Officer and Chief Financial Officer) had not been made at the time the information was provided to the consultants. The Black-Scholes fair value model was used to calculate the value of the underwater options. The following inputs were used to calculate the Black-Scholes value:

Current Price:	$3.35
Volatility:	84.47%
Expected Term:	4.79 years
Risk Free Rate:	2.65%
Dividend Yield:	0.00%

The report provided models showing the number of such options approximately equal in value to one new restricted stock unit, with the value of a restricted stock unit based on the then current market value of the Company’s common stock. Based on these models, the Compensation Committee determined that the exchange ratio of one restricted stock unit for every two exchanged options would be approximately value-neutral in the aggregate. This exchange ratio was implemented for the exchange program. At the time the Compensation Committee determined that it would permit Mr. Hatfield to exchange certain of his options, the Compensation Committee determined to use the same ratio as in the exchange program.

Securities and Exchange Commission

October 28, 2009

Comment 3. As a related matter, we note that the purposes of your exchange program, which permitted certain executive officers to exchange outstanding options with exercise prices above the fair market value of your common stock for restricted stock units, were to align the interests of the executive officer with shareholders and to retain the services of the executive officer. In your response, please explain in greater detail how your exchange program and your long-term incentive program in general, as it is currently implemented, aligns the interests of your named executive officers with shareholders. Making equity awards to executives on more favorable terms following stock price declines appears to be a special benefit not shared in by existing shareholders.

Response: The Company believes that equity awards, whether stock options, restricted stock units or restricted stock, that vest over time directly link the named executives’ personal compensation (the executive’s interest) to preserving the current value and growing the future value of the Company’s stock (the stockholders’ interest), thereby aligning the interests of the named executive officers and the Company’s stockholders. The Company’s stockholders are also advantaged if the Company’s named executive officers remain with the Company rather than leave to accept a better offer. In this respect the retentive value of equity awards that both vest over time and have the ability to increase in value over time further align the interests of the named executive officers and the Company’s stockholders. The incentive value and the retentive value of equity awards is significantly diminished, and may even be eliminated, if the exercise price of an equity award significantly exceeds the market value of the underlying stock, which in turn disrupts the alignment of interests which the equity award sought, in part, to achieve.

Please note that only one of the Company’s named executive officers, David M. Hatfield, the Company’s Senior Vice President of Worldwide Sales, Marketing and Services, was provided the opportunity to exchange a portion of his outstanding stock options, with exercise prices exceeding the market value of the Company’s common stock, for restricted stock units. Although Mr. Hatfield exchanged certain options for restricted stock units on the same one-for-two exchange ratio as offered in the employee exchange offer implemented by the Company in April 2008, neither he nor any of the Company’s named executive officers were eligible to participate in the Company-wide, employee exchange offer.

The Company employed Mr. Hatfield on March 27, 2007, prior to the Company’s initial public offering. On April 2, 2007, the Compensation Committee granted him options to purchase 225,000 shares of the Company’s common stock at an exercise price of $12.00 per share, and to purchase 450,000 shares of the Company’s common stock at an exercise price of $6.22 per share, in connection with his employment. The Company’s initial public offering was priced at $15.00 per share in June 2007. The Company’s stock price declined significantly during the first quarter of 2008 and continuing into the second quarter of 2008, substantially impairing the value of the stock options granted to Mr. Hatfield on April 2, 2007, and correlatively reducing the motivational and retentive effects of those awards. The Company believes that, in addition to difficult market conditions, the adverse jury verdict returned in February 2008 against the Company in the matter of Akamai Technologies, Inc. v. Limelight Networks, Inc., finding that the Company infringed a patent at issue in the lawsuit, and awarding damages of approximately $45.5 million plus pre-judgment interest, contributed to the stock price decline.

On May 13, 2008, the market price per share of the Company’s common stock was $2.87, and the Compensation Committee granted 337,500 restricted stock units to Mr. Hatfield in exchange for the cancellation of the stock options granted to him on April 2,

Securities and Exchange Commission

October 28, 2009

2007 to purchase an aggregate of 675,000 shares of the Company’s common stock in order to help mitigate the diminution in the motivational and retentive value of his equity awards resulting from the significant decline in the Company’s stock price. The Company believes that the options granted to Mr. Hatfield on April 2, 2007, with exercise prices that significantly exceeded the market value of the Company’s stock, no longer had the retentive value and motivational value these awards were intended to provide and could disrupt the intended alignment of interests between the executive’s and the stockholders’ interests.

Comment 4. In addition, please describe the circumstances and market conditions which led your compensation committee to believe that the exchange program and your long-term incentive program in general were necessary to retain the services of your named executive officers. In this regard, we note your statement on page 17 of your definitive proxy statement that “[i]n order to maintain competitiveness within the marketplace, [your company] considers . . . peer group data in determining its executive compensation.” In your response, you should also tell us whether you considered the performance of the companies included in the peer group as it compares to your own.

Response: With respect to the exchange of certain of Mr. Hatfield’s stock options for unvested restricted stock units, the Company respectfully refers the Staff to the Company’s response to comment 3 above. As described in the Company’s response to comment 3, the Company’s named executive officers were not offered the opportunity to participate in the employee exchange offer implemented by the Company in April 2008. The Company’s Compensation Committee offered Mr. Hatfield the opportunity to exchange a portion of his outstanding stock options, with exercise prices exceeding the market value of the Company’s stock, for restricted stock units in order to help mitigate the diminution in the retentive value and motivational value of his equity position resulting from the significant decline in the Company’s stock price in early 2008. The Company believes that the stock price decline was primarily due to difficult market conditions and the adverse jury verdict returned in February 2008 against the Company in the matter of Akamai Technologies, Inc. v. Limelight Networks, Inc.

With respect to the Company’s long-term incentive program, the Company believes that there is competition in its industry for executives with the experience and abilities of its named executive officers, and that its long-term incentive program provides incentive for such officers to join and remain with the Company. The Company believes that equity awards focus its named executive officers on delivering performance that increases the value of the Company, ultimately through the growth of the Company’s stock price over time. In addition, the Company typically grants equity awards to named executive officers subject to vesting over time.

Securities and Exchange Commission

October 28, 2009

As a result, the grant of unvested equity awards provides an incentive for the named executive officers to remain with the Company.

The Company supplementally informs the Staff that it considered the performance of the companies included in the peer group identified on page 17 of the Proxy Statement as compared to its own performance in determining the compensation of its named executive officers.

* * * * * * *

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark L. Reinstra
Mark L. Reinstra

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer
Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary
Limelight Networks, Inc.